IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS ADDITIONAL HIGH-GRADE INTERSECTIONS FROM INFILL AND EXPANSION DRILLING AT SARAMACCA

Toronto, Ontario, November 16, 2017 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided an update from its ongoing Phase II 2017 drilling program at the Saramacca project, located 25 kilometres southwest of its Rosebel Gold Mine ("RGM") in Suriname. Following the disclosure of an initial resource estimate (see news release dated September 5th, 2017), the Company commenced a 22,000-metre diamond drilling program with the objective to: 1) convert inferred resources to indicated; 2) target expansions to the existing resource along known mineralized trends and at depth, and 3) begin drill testing identified exploration targets. Assay results reported herein have been received from 37 drill holes totaling 9,553 metres. The program is ongoing and further assay results will be reported once they are received, validated and compiled.

Assay intersections relating to this release are provided in Table 1 and include the following highlights:

Infill Drill Holes:

- SMDD17-181A: 39.0 metres grading 3.47 g/t Au
- SMDD17-185: 57.0 metres grading 2.56 g/t Au

Expansion Drill Holes:

- SMDD17-182: 6.0 metres grading 67.39 g/t Au (15.33 g/t Au capped)
- SMDD17-196: 28.5 metres grading 3.85 g/t Au
- SMDD17-202: 39.0 metres grading 3.06 g/t Au
- SMDD17-213: 34.5 metres grading 4.50 g/t Au

(A drill hole plan map is attached to this news release)

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "The ongoing drilling program continues to deliver positive results, not only increasing our confidence in the existing resources, but extending mineralization below the initial resource pit shell which is expected to have a positive impact on future resource estimates. This, coupled with the ongoing engineering studies, is expected to allow us to upgrade the project to a reserve status in 2018 and to target production for 2019."

2017 Exploration Program

Drilling from the current program has confirmed further continuity of mineralization in areas associated with the main mineralized structures within and below the current resource pit shell (see tables 1 A & B) and in secondary structures in the hanging wall (see tables 1 C & D). These results are expected to have a positive impact on future resource updates. Results from initial step out holes to the northwest and southeast along strike (see tables 1 E & F) did not intersect significant mineralization, although encouragingly the main host structure appears to continue. It must be noted that the pinch and swell of mineralized zones within the deposit foot print is typical. Further drilling is required to test for additional mineralized zones along strike.

In addition to the drilling program outlined above, the Rosebel mine team is working to advance the Saramacca deposit towards production. An Environmental and Social Impact Study (ESIA) is underway and preliminary engineering work is advancing on mine design and various infrastructure elements, such as ore transport options, access roads, and waste rock disposal. In addition, field work has commenced to provide geotechnical and hydrogeological information and to complete condemnation work over areas of the proposed site infrastructure. A comprehensive metallurgical testing program will also be undertaken to refine the recovery assumptions and to test the crushing and grinding characteristics of the mineralization.

About the Saramacca Project

The Saramacca project is strategically located approximately 25 kilometres southwest of the Rosebel Gold Mine milling facility. Mineralization is hosted in the Paramaka Formation within the lower part of the Marowijne Greenstone Belt, which is dominated by metamorphosed basalts in the immediate project area. These are traversed by the regional, northwest trending Saramacca shear zone, which is believed to be an important deformation zone for the localization of gold mineralization.

On August 30, 2016, the Company signed a letter of intent with the Government of Suriname to acquire rights to the Saramacca property, with the intent of defining a National Instrument 43-101 mineral resource within 24 months. The terms of the letter included an initial payment of $0.2 million, which enabled immediate access to the property for Rosebel's exploration team to conduct due diligence, as well as access to the data from previous exploration activity at the Saramacca property. On September 30, 2016, having been satisfied with the results of the due diligence, the Company ratified the letter of intent to acquire the Saramacca property and subsequently paid $10 million in cash and agreed to issue 3.125 million IAMGOLD common shares to the Government of Suriname in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to Rosebel (December 14, 2016). In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified by Rosebel in National Instrument 43-101 measured and indicated resource categories, within a certain Whittle shell within the first 24 months, to a maximum of $10 million.

The Saramacca project falls within the "UJV" area as defined in an Agreement with the Government of Suriname announced on April 15, 2013. The Agreement establishes a joint venture growth vehicle under which Rosebel would hold a 70% participating interest and the Government will acquire a 30% participating interest on a fully-paid basis.

On September 5th, 2017, the Company announced the first mineral resource estimate in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards incorporated by reference in National Instrument 43-101 ("NI 43-101") for the Saramacca deposit, and subsequently filed a NI 43-101 Technical Report available on the Company's website at www.iamgold.com or under the Company's profile at www.sedar.com. The resource estimate comprises **14.4 million tonnes of indicated resources averaging 2.20 grams of gold per tonne for 1,022,000 ounces and 13.6 million tonnes of inferred resources averaging 1.18 grams of gold per tonne for 518,000 ounces.** Approximately 60% of the resources are contained within shallow, softer laterite and saprolite hosted mineralization. The Saramacca deposit is believed to have significant potential for expansion.

Qualified Persons and Technical Information

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation, verification and review of the technical information in this release is Samuelle Gariepy, P. Geo., Senior Exploration Geologist with the regional exploration team at the Rosebel Gold Mine in Suriname. She is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the Rosebel mine site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Samples are transported in sealed bags to FILAB in Paramaribo, Suriname, a representative lab of ALS. FILAB is an ISO 9001 (2008) and ISO/IEC 170250 accredited laboratory. Samples are weighed and coarse crushed to <2.5 mm, and 350-450 grams is pulverized to 85% passing <100 μm. Samples are analyzed for gold using standard fire assay technique with a 50 gram charge and an Atomic Absorption (AA) finish. IAMGOLD inserts blanks and certified reference standard in the sample sequence for quality control. Samples representative of the various lithologies are collected from each drill hole and measured for bulk density at the site RGM laboratory.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "estimate", "believe", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/accueil/default.aspx.

Table 1: Diamond Drill Hole Assay Results

A: Infill drilling along the main mineralized structures (main fault) within resource pit shell												
HOLE-ID	**Local UTM grid**			**End of hole (m)**	**Azimuth (°)**	**Dip (°)**	**From (m)**	**To (m)**	**Interval (m)**	**True Width (m)³**	**Au (g/t)**	**Au (g/t) (capped at 30 g/t Au)²**
	Easting	**Northing**	**Elev.**									
SMDD17-181	32833	63386	891	89.2	215	-50	0	10.5	10.5	5.65	0.88	0.88
SMDD17-181A	32832	63384	891	345	215	-50	0	10.5	10.5	5.73	1.07	1.07
							228	235.5	7.5	4.09	2.59	2.59
							261	300	39	21.28	3.47	3.47
SMDD17-188	32495	63684	866	117	215	-50	24	55.5	31.5	17.19	2.16	2.16
							94.5	100.5	6	3.27	6.05	6.05
SMDD17-195	32329	63972	826	186	215	-47	No significant results					
							248	254	6	3.11	0.55	0.55
SMDD17-216	32688	63268	917	420.5	35	-50	67.8	75	7.2	4.89	2.52	2.52

B: Expansion drilling along the main mineralized structures (main fault) below resource pit shell												
HOLE-ID	**Local UTM grid**			**End of hole (m)**	**Azimuth (°)**	**Dip (°)**	**From (m)**	**To (m)**	**Interval (m)**	**True Width (m)³**	**Au (g/t)**	**Au (g/t) (capped at 30 g/t Au)²**
	Easting	**Northing**	**Elev.**									
SMDD17-182	32873	63357	892	402.5	215	-50	309.5	315.5	6	3.27	67.39	15.33
							348.5	363.3	14.8	8.07	2.91	2.91
SMDD17-187	32672	62976	912	417	35	-50	297	304	7	4.75	1.27	1.27
SMDD17-190	32436	63863	848	237	215	-50	No significant results					
SMDD17-192	32406	63909	838	258	215	-50	No significant results					
SMDD17-193	32729	63499	880	306	215	-50	No significant results					
SMDD17-194	32710	62963	899	384.5	35	-50	261.5	272	10.5	7.13	1.3	1.3
SMDD17-196	32776	63482	874	345	215	-50	240	268.5	28.5	15.55	3.85	3.85
SMDD17-198	32631	63616	888	275	215	-50	220.5	226	5.5	3	2.08	2.08
SMDD17-199	32456	63794	876	193.5	215	-50	No significant results					
SMDD17-201	32302	63588	881	321.5	35	-50	279.5	285.5	6	4.07	3.26	3.26
SMDD17-202	32588	63733	862	315.5	215	-51	255.5	294.5	39	20.74	3.06	3.06
SMDD17-204	32144	63798	882	273.5	35	-53	No significant results					
SMDD17-207	31799	64341	721	225.5	35	-50	No significant results					
SMDD17-209	31762	64290	730	351.5	35	-55	276.5	290	13.5	8.34	1.04	1.04
SMDD17-211	32860	63425	880	447.5	215	-50	362	393.5	31.5	17.19	1.88	1.88
SMDD17-213	32158	64421	720	432.5	215	-50	0	5.25	5.25	2.86	0.6	0.6
							180.5	189.5	9	4.91	0.72	0.72
							206	219.5	13.5	7.37	1.02	1.02
							329	338	9	4.91	1.19	1.19
							360.5	395	34.5	18.82	4.5	4.5
							414.5	422	7.5	4.09	1.13	1.13

C: Infill drilling along the secondary mineralized structures within resource pit shell											
HOLE-ID	Local UTM grid			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	True Width (m)[3]	Au (g/t)	Au (g/t) (capped at 30 g/t Au)[2]
	Easting	Northing	Elev.									
SMDD17-185	32795	63592	864	157.5	215	-50	37.5	94.5	57	31.1	2.56	2.56
SMDD17-200	32319	64126	773	297	215	-50	153.4	162	8.6	4.69	5.8	5.8
SMDD17-210	32179	64280	730	309.5	215	-52	120	131.5	11.5	5.96	3.44	3.44
							248	254	6	3.93	0.54	0.54

D: Expansion drilling along the secondary mineralized structures below resource pit shell											
HOLE-ID	Local UTM grid			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	True Width (m)[3]	Au (g/t)	Au (g/t) (capped at 30 g/t Au)[2]
	Easting	Northing	Elev.									
SMDD17-183	32904	63480	859	231	215	-50	0	9	9	4.91	1.16	1.16
							196.5	217.5	21	11.46	4.87	4.87
SMDD17-191	32810	63088	883	282	35	-50	No significant results					
SMDD17-197	32362	64112	779	297	215	-50	204	213	9	4.91	1.43	1.43
SMDD17-203	32272	64152	767	291	215	-50	0	16.5	16.5	9	0.8	0.8
							136.5	142.5	6	3.27	2.72	2.72
SMDD17-208	32912	63408	873	183.5	215	-50	0	12	12	6.55	2.33	2.33
							139.5	153.5	14	7.64	2.81	2.81
							159.5	170	10.5	5.73	0.52	0.52
SMDD17-215	31917	64604	697	243	215	-50	1.5	21	19.5	10.64	1	1
							142.5	151.5	9	4.91	3.98	3.98

E: Expansion drilling along strike at the south east end of resource pit shell											
HOLE-ID	Local UTM grid			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	True Width (m)[3]	Au (g/t)	Au (g/t) (capped at 30 g/t Au)[2]
	Easting	Northing	Elev.									
SMDD17-184	33026	63226	874	243	215	-50	No significant results					
SMDD17-186	32968	62957	846	234	215	-50	No significant results					
SMDD17-189	32907	62907	854	165	215	-50	No significant results					

F: Expansion drilling along strike at the north west end of resource pit shell											
HOLE-ID	Local UTM grid			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	True Width (m)[3]	Au (g/t)	Au (g/t) (capped at 30 g/t Au)[2]
	Easting	Northing	Elev.									
SMDD17-212	31723	64675	667	84	215	-50	30	39	9	4.91	0.69	0.69
SMDD17-214	31776	64750	659	225.5	215	-50	No significant results					

G: Exploration drilling north of resource pit shell											
HOLE-ID	Local UTM grid			End of hole (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Interval (m)	True Width (m)[3]	Au (g/t)	Au (g/t) (capped at 30 g/t Au)[2]
	Easting	Northing	Elev.								
SMDD17-205	32483	64277	717	156	215	-50	No significant results					
SMDD17-206	32541	64348	702	180.5	215	-50	No significant results					

Notes:
1. Drill hole intercepts are calculated using a 0.50 g/t Au assay cut-off and 5m minimum length
2. During compositing, assays greater than 30 g/t Au are capped at 30 g/t Au
3. True widths are estimated from intersected geometries



Figure 1: Saramacca drill hole plan map and highlighted 2017 assay results.